UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36144

Qunar Cayman Islands Limited

(Exact name of registrant as specified in its charter)

17th Floor, Viva Plaza, Building 18, Yard 29,

Suzhou Street, Haidian District

Beijing 100080

The People’s Republic of China

+86 10 5760 3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class B Ordinary Shares, par value $0.001 per share

American Depositary Shares, each representing three Class B Ordinary Shares

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: one

Pursuant to the requirements of the Securities Exchange Act of 1934, Qunar Cayman Islands Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 10, 2017	QUNAR CAYMAN ISLANDS LIMITED

		By:	/s/ Zhenyu Chen
		Name:	Zhenyu Chen
		Title:	Chief Executive Officer